MAUI GENERAL STORE, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

August 6, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ta Tanisha Meadows

    Re:

Maui General Store, Inc.

Item 4.01 Form 8-K

Filed July 30, 2008

File No. 000-50441

Dear Ms. Meadows:

This letter is provided in response to your letter addressed to the undersigned dated July 31, 2008.  Responses are set forth below the items noted by the Staff in your letter.

Item 4.01 Form 8-K filed July 30, 2008

1.

Our records show your file number as 0-50441 rather than 0-25319 that appears on the cover page.  Please revise to include the correct file number.

Response

We are today filing Amendment No. 1 to the 8-K.  The cover page of the Amendment sets forth the correct file number.

2.

Please revise to state whether the decision to change auditors was specifically recommended or approved by any audit or similar committee of the board of directors or by the board of directors if there is no such committee.  Refer to Item 304(a)(1)(iii) of Regulation S-K.

Response

The Amendment specifies that the board of directors approved the dismissal, there being no audit committee.

3.

Please revise your disclosure in the second paragraph to refer to the audit report of Webb & Company, P.A. for each of the past two years as opposed to the report for the two most recent years.  Refer to Item 304(a)(1)(ii) of Regulation S-K.

Response

As suggested, the disclosure in the second paragraph of the Amendment refers to “each of the past two years.”

4.

Please revise your disclosure in the fifth paragraph regarding the period during which there were no consultations with your new accountant.  This period should include the two most recent fiscal years and the subsequent interim period through the engagement of P.C. Liu, P.C. on July 28, 2008.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response

As suggested, the disclosure in the fifth paragraph of the Amendment refers to “the two most recent fiscal years and the subsequent interim period through July 28, 2008….”

5.

Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

Response

As requested, an updated letter is filed as Exhibit 16 to the Amendment.

Acknowledgement

The undersigned, as Chief Executive Officer of Maui General Store, Inc., hereby acknowledges that:

-

 Maui General Store, Inc. is responsible for the adequacy and accuracy of the disclosures in the filings;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

Maui General Store, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fu Qiang

Fu Qiang

Chief Executive Officer